EXHIBIT H

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

April __, 1999

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
              , 1999 to the Secretary, Securities and Exchange Commission,
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Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued
in the matter. After              , 1999, the application(s) and/or
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declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

SEMPRA ENERGY                      (70-[    ])
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     Sempra Energy ("Sempra"), 101 Ash Street, San Diego, California 92101, has
filed an application - declaration pursuant to Sections 9(a)(2) and 10 of the Act requesting authorization to acquire all of the issued and outstanding common stock of K N Energy, Inc. ("K N"), a Kansas corporation. Sempra is an exempt holding company pursuant to Section 3(a)(1) of the Act.1/ Its


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1/    See Sempra Energy, 67 SEC Docket 994 (June 26, 1998) and 69 SEC Docket 104
(February 1, 1999)


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predominant subsidiaries are Southern California Gas Company ("SoCalGas"), a gas
utility company), and San Diego Gas and Electric Company ("SDG&E"), a combination gas and electric utility company. K N distributes natural gas at retail in parts of Colorado, Wyoming and Nebraska, and is therefore a "gas utility company" within the meaning of Section 2(a)(4) of the Act. Through its non-utility subsidiaries, K N engages in gas transportation, gathering and production, gas marketing and other energy-related businesses. On a consolidated basis, K N's gas distribution operations account for a minor part (about 5% based on gross revenues) of its overall operations, which are overwhelmingly focused in the midstream and upstream segments of the natural gas industry.

     Sempra also requests an order of the Commission confirming that it will continue to be entitled to an exemption under Section 3(a)(1) of the Act following its acquisition of K N as an additional public utility subsidiary.

     Sempra and K N have entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 20, 1999, pursuant to which K N would be merged into and survived by Cardinal Acquisition Corp. ("Cardinal"), a wholly-owned, special purpose California corporation organized by Sempra for the purpose of carrying out the merger transaction. Consummation of the merger is conditioned upon approval by this Commission and by the Colorado Public Utilities Commission, the Wyoming Public Service Commission, and the Federal Energy Regulatory Commission ("FERC").2/ The Transaction is also subject to the filing of Pre-Merger Notification Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the expiration or early termination of the required waiting period, approval by the shareholders of Sempra and K N and other usual and customary conditions precedent for a transaction of this type.

     Sempra and its Subsidiaries. Sempra indirectly owns all of the issued and outstanding common stock of SoCalGas and SDG&E. SoCalGas distributes gas at retail to approximately 4.8 million customers within a service territory of 23,000 square miles in central and southern California. The SoCalGas system includes approximately 2,900 miles of transmission and storage pipeline, 44,000 miles of distribution pipeline, 43,000 miles of service pipeline, and 10 compressor stations, as well as five underground storage reservoirs with a combined working capacity of about 116 billion cubic feet ("Bcf").

     SDG&E is engaged in the generation, transmission, distribution, and sale of electricity and the distribution and sale of natural gas. SDG&E serves approximately 1.2 million electricity customers within a franchised service territory that includes San Diego County and southern Orange County, California. SDG&E currently operates fossil fuel-fired generating units with an


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2/ In their  application  to the FERC,  the  applicants  also  requested FERC to disclaim jurisdiction over the transaction. However, because the applicants have requested FERC approval by July 15, 1999, the disclaimer request was made in the alternative.


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aggregate capacity of 1,924 MW, but is in the process of divesting all of its fossil fuel-fired generation. SDG&E provides natural gas service to more than 700,000 customers in San Diego County. SDG&E's natural gas facilities include 164 miles of transmission pipeline, 6,843 miles of distribution pipeline, and two compressor stations. All of the gas delivered to SDG&E by its suppliers is transported through the SoCalGas pipeline system.

     Sempra is also indirectly a member in Frontier Energy L.L.C. ("Frontier Energy"), a North Carolina limited liability company that was formed to construct, own and operate a new gas distribution system to serve rural areas of western North Carolina. Frontier Energy commenced making gas deliveries in December 1998.

     Sempra's principal non-utility subsidiaries include Sempra Energy Trading Corp., a marketer of natural gas, electricity, and other energy products; Sempra Energy Resources, which is engaged in the business of acquiring exempt power projects and natural gas storage, production, and transportation assets in support of other Sempra subsidiaries; Sempra Energy Solutions, a retail energy marketing subsidiary operating in California and throughout the United States; Sempra Energy International, which is engaged in the construction, ownership and operation of natural gas distribution and power generation projects outside the United States; Sempra Energy Financial, which participates in tax-advantaged investments such as affordable housing and alternative fuels; and Sempra Energy Utility Ventures, which is engaged in the acquisition, development, and operation of regulated energy utilities in the eastern United States and Canada.

     For the year ended December 31, 1998, Sempra reported consolidated operating revenues of $5.525 billion, of which $2.772 billion represented gas utility revenues (including revenues from transporting customer-owned gas) and $1.865 billion represented electric revenues. At December 31, 1998, Sempra had total assets of $10.456 billion, of which $5.441 billion represented net utility (electric and gas) plant.

     K N and its Subsidiaries. K N and its subsidiaries engage in natural gas gathering, processing, storage, transportation, and distribution, and marketing of natural gas, natural gas liquids and electric power in 16 central and western states, with the majority of its operations in Texas, Oklahoma, Kansas, Nebraska, Colorado, Wyoming and Illinois. K N and its subsidiaries operate more than 26,000 miles of interstate, intrastate and offshore transmission pipelines, approximately 11,000 miles of gathering and processing pipelines, approximately 7,000 miles of local gas distribution pipelines, 16 storage facilities, and 19 natural gas processing plants with a total processing capacity of approximately
1.7 Bcf per day.

     K N is directly engaged in the distribution of natural gas at retail to more than 210,000 customers in mostly rural areas of Nebraska, Colorado, and Wyoming. It distributes gas in these three states directly through a corporate division that is hereinafter referred to as the "Retail Gas Division." All of K N's other business activities are conducted through wholly and partly- owned, subsidiaries which, for purposes of the Act, are not public-utility companies.



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     For the year ended December 31, 1998, K N reported consolidated operating revenues of $4.388 billion, of which $222.8 million (or about 5.1%) were derived from the distribution of gas at retail. At December 31, 1998, K N had total assets of $9.612 billion, including $7.023 billion of net property, plant and equipment, of which $165.5 million (or about 2.4% of the total) consisted of net plant associated with K N's retail gas distribution business.

     K N's principal interstate pipeline subsidiaries are K N Interstate Gas Transmission Company ("K N Interstate") and MidCon Corp. ("MidCon"), which owns Natural Gas Pipeline Company of America ("NGPL"). K N Interstate owns and operates more than 6,600 miles of transmission lines in Wyoming, Colorado, Kansas, Nebraska and Missouri. NGPL owns and operates approximately 11,600 miles of interstate pipelines, field system lines, and related facilities. The NGPL system consists primarily of two major interconnected transmission pipelines. The Amarillo Line, comprised of 6,600 miles of mainline and small-diameter lines, originates in the basins of West Texas and New Mexico and terminates in the Chicago, Illinois metropolitan area. The Gulf Coast Line, comprised of approximately 4,300 miles of mainline and small-diameter lines, originates in the Gulf Coast areas of Texas and Louisiana and also terminates in the greater Chicago area. The Amarillo and Gulf Coast lines are connected by a 230-mile line running between Texas and Oklahoma. In addition to K N Interstate and NGPL, K N owns or holds interests in two new interstate pipeline projects: K N Wattenberg Transmission Company and TransColorado Gas Transmission Company ("TransColorado"). TransColorado owns and operates a pipeline system in western Colorado which was completed in February 1999. K N, through subsidiaries, also owns and operates intrastate pipelines in Colorado, Wyoming, Texas and Oklahoma. K N's West Texas system includes 4,900 miles of pipeline capacity interconnected with eight interstate pipelines and gas gathering and processing facilities in seven Mid-Continent and Rocky Mountain states.

     K N Services, Inc. ("K N Services") and K N Marketing, L.L.P. are engaged in natural gas marketing and brokering subsidiaries. K N Services supplies about 58% of the total requirements of Retail Gas Division for its bundled gas sales and, in addition, is the predominant supplier under the Retail Gas Division's customer choice programs.

     Through other non-utility subsidiaries, K N holds interests in four qualifying facilities ("QFs"), as defined under the Public Utility Regulatory Policies Act of 1978, which are located in Ft. Lupton and Greeley, Colorado. The four QFs have a total generation capacity of 380 MW. The power generated by these QFs is sold to Public Service Company of Colorado under long-term contracts that expire between 2009 and 2019.

     Consolidated assets of K N and subsidiaries as of December 31, 1998, were approximately $9.6 billion, consisting of $7.0 billion in net plant property and equipment, and $2.1 billion in current assets (cash, securities, accounts receivable, etc.). For the twelve months ended December 31, 1998, K N reported consolidated operating revenues of $4.4 billion, consolidated operating income of $344.5 million and consolidated net income of $60 million. For the year ended December 31, 1998, K N's Retail Gas Division reported total operating



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revenues of $222.8 million, net operating revenues (gross revenues less cost of gas) of $104.7 million, and net income of $11.9 million, respectively. At December 31, 1998, the Retail Gas Division had total assets of $290.2 million, including $165.5 million in net utility plant and equipment, $37.5 million in advances to associate companies, and $51.1 million in current assets (cash, accounts receivable, prepaid items, etc.).

     Principal Terms of Merger Agreement. The Merger Agreement provides that K N will be merged with and into Cardinal, a wholly-owned subsidiary of Sempra. Upon completion of the merger, Cardinal will be renamed "K N Energy, Inc." All of the property, rights, privileges, immunities, powers and franchises of K N before the merger will vest in Cardinal and all of the debts, liabilities and duties of K N before the merger will become the debts, liabilities and duties of Cardinal.

     On the effective date of the merger, each share of K N's common stock ("K N Shares") (other than shares as to which appraisal rights have been perfected under Kansas law, shares held in the treasury of K N and shares owned by Sempra or any of its subsidiaries) will be converted, at the election of the holder thereof, into the right to receive 1.115 shares of Sempra's common stock ("Sempra Shares"), or $25.00 in cash, or a combination of Sempra Shares and cash, for each K N Share. Shareholders of K N have the option to choose cash, Sempra Shares, or a combination of the two, subject to pro-ration, such that at least 70 percent of the K N Shares outstanding will be converted into Sempra Shares and not more than 30 percent of the K N Shares will be converted into cash. The total consideration (Sempra Shares plus cash) to be paid for the K N Shares will be about $1.7 billion.

     Sempra states that its combination with K N will create a good strategic fit between two energy companies which are currently engaged in different, yet complementary, segments of the natural gas industry: local gas distribution in the case of Sempra, and midstream (i.e., transportation, storage and marketing) and upstream (i.e., gathering and processing) operations in the case of K N. Sempra currently derives almost all of its revenues from regulated sales of gas and electricity and sales of electricity into the California Power Exchange. In contrast, K N is primarily engaged in gas transportation and related midstream market businesses and gathering and processing operations, primarily in the Rocky Mountain and Mid-continent regions, and only incidentally engaged (through its Retail Gas Division) in retail gas distribution. Sempra states that the gas utility operations of the Retail Gas Division represent only 5.1% of K N's consolidated operations, in terms of revenues, and 2.4% in terms of net plant. After the merger, the Retail Gas Division will represent less than 5% of the combined utility operations, customers and plant of all of Sempra's public utility subsidiaries.

     Sempra states that the transaction is expected to produce benefits for investors and consumers and will satisfy all of the applicable standards under
Section 10(c) of the Act and that there is no basis for the Commission to make any negative findings under Section 10(b) of the Act. Specifically, Sempra states that the transaction will provide important strategic and financial benefits to the shareholders of Sempra and K N and will position the combined



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     company to compete more effectively with other energy suppliers in the increasingly unregulated and competitive energy services industry. Sempra further states that, upon consummation of the transaction, it will own an integrated gas utility system, as defined in Section 2(a)(2)(29)(B) of the Act, comprised of its existing gas distribution properties in southern California, K N's Retail Gas Division properties in Colorado, Wyoming and Nebraska, and Frontier Energy's system in western North Carolina, as well as an integrated electric utility system in San Diego and surrounding areas. Sempra asserts that the K N's Retail Gas Division and SoCalGas and SDG&E share a common source of supply, namely the San Juan and Rocky Mountain basins, which are in close proximity to each other and linked by an interstate pipeline that is partly owned by K N. Sempra states that economies and efficiencies will be achieved through, among other things, the combined operations of Sempra's and K N's marketing subsidiaries, which together will sell significant quantities of gas to K N's Retail Gas Division and to the transportation-only customers of both SoCalGas and K N Retail Gas Division.

     Request for Exemption. Sempra is also requesting that the Commission issue an order pursuant to Section 3(a)(1) of the Act confirming that Sempra, and each of its subsidiary companies as such, will continue to be exempt from all provisions of the Act, except Section 9(a)(2). In support of this request, Sempra states that it and each public-utility subsidiary from which it derives any material part of its income are incorporated in California and conduct their public-utility operations substantially in California. Sempra further states that it will not derive any material part of its income from K N's Retail Gas Division operations. Specifically, Sempra asserts that on a pro forma basis, based on 1998 data, the K N Retail Gas Division will account for 4.6% of its combined utility revenues, 2.7% of operating margin (utility revenues less cost of gas and cost of fuel for electric generation), 3.8% of total gas utility customers, 2.2% of gross utility plant, and 4.9% of total gas deliveries to retail customers (including deliveries to transportation-only customers).